November 5, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SCBT Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 001-12669

Dear Mr. Nolan:

The letter is provided on behalf of SCBT Financial Corporation (the “Company,” “SCBT,” “we,” or “our”)  in response to the letter from the Securities and Exchange Commission (“SEC”) dated November 4, 2009 (the “Request Letter”) related to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the fiscal quarter ended June 30, 2009, and request for certain information.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the Request Letter.  For your convenience, we have restated the SEC’s comment (in italics) prior to our response.

1.              Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2, we believe you must look at the specific collateral underlying each individual security to develop the credit deferral assumptions for your estimated cash flows and that simply using the same general deferral assumption for every pooled trust preferred security you hold is not a reasonable methodology consistent with the guidance.  Therefore, please revise your OTTI methodology for these securities to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions or provide us with an analysis that supports that the difference in credit loss is not material.  In addition, if you intend to change you OTTI methodology going forward, please clearly disclose this policy in future filings.

RESPONSE:

In connection with this request, we submit the following analysis that supports that the difference in credit loss produced by our current methodology is not materially different than using a specific collateral methodology.  See the two attached exhibits (1 and 2) representing our analysis that the difference is not material to the Company.

In addition, we intend to change our methodology going forward for determining OTTI.  For such analysis, we will use the methodology that looks at the specific collateral underlying each individual trust preferred security to develop credit deferral/default assumptions for our estimated cash flows.  We will clearly disclose this policy in future filings beginning with the filing of our Form 10-K subsequent to the fourth quarter of 2009.

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter.  Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and
Chief Financial Officer

cc:	Matt Snow, CPA, Member, Dixon Hughes PLLC
John Jennings, Nelson Mullins Riley & Scarborough LLP

2

EXHIBIT 1

SCBT Financial Corporation

September 30, 2009

SAB 99 Analysis - TRUPs Investment Securities

(Dollars in thousands)

		During the current period – 2009	End of the period – 9/30/2009
		Credit portion of	Credit portion of
		OTTI on TRUPs	OTTI on TRUPs

a	Misstatement due to inability to precisely estimate	No	No
b	Do misstatements mask a trend in earnings? (if made, would a positive trend become negative?)	No	No
c	Would misstatements (if adjusted) cause the company to miss analyst expectations?	No	No
d	Does misstatement change a loss to income or income to a loss?	No	No
e	Is the misstatement relevant to the area of the Company’s business that is most critical in determining the profitability of the business (NIM, Provision for loan losses)	No	No
f	Would misstatements (if adjusted) materially affect compliance with regulatory requirements (particularly RBC ratios?)	No	No
g	Do misstatements impact compliance with loan covenants?	No	No
h	Has misstatement increased management compensation?	No	No
i	Does misstatement conceal an unlawful transaction?	No	No

j

How have changes in financial statement items in which misstatements are noted impacted the volatility of the company’s stock price?(For example, if the company had previously announced significant REO charge-offs, and the stock price had been significantly impacted, this might indicate that the market is particularly sensitive to that line item.)

		The misstatements would not have had any impact on the company’s stock price in the opinion of management.	The misstatements would not have had any impact on the company’s stock price in the opinion of management.

	Pre-tax net income on YTD basis 9/30/2009		$18,305
	Pre-tax net income on QTD basis 9/30/2009	$3,185

	Pre-tax net income understated by	$315	$315

	Understated for the quarter ended 9/30/2009 - (1)	9.89%
	Understated for the nine months ended 9/30/2009		1.72%

(1)

SCBT does not believe that $315,000 understatement of net income is material for the following reasons:  Net income is unusually deflated due to this impairment charge of $2.204 million, due to elevated loan loss provision, OREO expenses and FDIC assessments.  This adjustment would increase net earnings versus decrease earnings, and on an annual basis represents 1.72% of YTD earnings.  Annual net income is expected to be more than the September 30, 2009 YTD results, consequently the percentage understatement will be less than the 1.72% referenced above.

EXHIBIT 2

Analysis of OTTI Charges as of September 30, 2009

		15% Recovery		5% Recovery
Book Value Sept 09		I. 75 bps Annually Approach	II. 11.5% Accelerated Prior SCBT Approach	III. 75 bps Annually Approach	IV. 11.5% Accelerated SCBT Approach	V. Specific Collateral Approach
$2,982,526	PreTSL 9	(396,958.00)	(591,919.00)	(493,136.00)	(699,291.00)	(402,317.00)
$3,082,531	PreTSL 10 B-1	(289,294.00)	(576,310.00)	(357,016.00)	(654,435.00)	(686,305.00)
$865,412	PreTSL 10 B-3	(83,206.00)	(164,512.00)	(101,914.00)	(186,294.00)	(180,756.00)
$3,000,000	PreTSL 11	11,927.00	11,927.00	11,927.00	(39,528.00)	11,927.00
$1,000,000	PreTSL 13	3,983.00	(26,777.00)	3,983.00	(49,637.00)	(105,710.00)
$1,800,000	PreTSL 14	7,381.00	7,381.00	7,381.00	7,381.00	7,429.00
$1,009,620	PreTSL 16	(329,153.00)	(509,994.00)	(379,765.00)	(574,818.00)	(514,153.00)
$13,740,089	TOTAL PreTSL’s Impairment	(1,098,611.00)	(1,869,512.00)	(1,331,831.00)	(2,204,003.00)	(1,889,241.00)

		Projected Deferrals	Projected Deferrals	Projected Deferrals	Projected Deferrals	Projected Deferrals	Projected Deferrals	Projected Deferrals
		PreTSL 9	PreTSL 10 B-1	PreTSL 10 B-3	PreTSL 11	PreTSL 13	PreTSL 14	PreTSL 16

September 30, 2009	Specific Collateral Approach specific issuer based deferrals	6.06%	8.87%	8.87%	9.67%	12.33%	9.21%	10.39%
deferrals as	Remaining deferrals	4.625%	4.688%	4.688%	4.75%	4.88%	4.94%	5.13%
a % of deal collateral	Total Specific Collateral Approach (V)	10.685%	13.558%	13.558%	14.420%	17.205%	14.150%	15.515%
	Deferrals based upon SCBT’s 99- 20 approach (IV)	16.313%	16.375%	16.375%	16.438%	16.563%	16.625%	16.813%

	Difference	5.628%	2.817%	2.817%	2.018%	-0.642%	2.475%	1.298%
		specific collateral approach - to be used prospectively.
		represents securities with a value denoting no credit related OTTI
		SCBT’s method used